Mail Stop 3-8


											May 10,
2005

By Facsimile and U.S. Mail

Mr. Gino Chouinard
Executive Vice President and Chief Financial Officer
Hear USA, Inc.
1250 Northpoint Parkway
West Palm Beach, Florida 33407

		RE:	Hear USA, Inc.
			Form 10-K for the fiscal year ended December 25,
2004
			Filed March 1, 2005
			File No. 001-11655

Dear Mr. Chouinard:

		We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and will make no further review of your documents. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings.
We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the fiscal year ended December 25, 2004

Item 7. Management`s Discussion and Analysis of Results of
Operations
and Financial Condition

Results of Operations

2004 Compared to 2003, page 15

1. In future filings please supplement the discussion of your results of operations with a discussion of whether the historical trends in your operating results are expected to continue into the future. For example, your disclosures should indicate whether you expect to continue to generate net losses and similarly whether you expect the trend in increasing interest costs to continue and why or why not. Refer to SEC Release No. 33-8350 and Item 303(a) of Regulation S-K.

2. In future filings please revise to provide a more robust analysis of your historical operating cash flows, rather than providing a narrative recitation of the statements of cash flows. Please also discuss your expectations regarding future operating cash flows. We believe such enhanced disclosures are particularly important in light of your significant working capital deficit and your statement that current cash and cash equivalents and cash flow from operations are expected to be sufficient to support your operational needs through the next twelve months.

3. In future filings please revise to include a discussion of your income tax benefit or expense or lack thereof. In this regard, we note that in fiscal years 2002, 2003 and 2004, your net deferred
taxes are fully valued.   Please discuss what this means in terms
of
your expectations of future book and taxable income.

Item 8. Financial Statements and Supplementary Data

Consolidated Statements of Operations, page 26

4. In future filings, please break out the net revenues line item to present product and service revenues in separate line items. Similarly revise your cost of products sold presentation. See Rule
5-03(b) of Regulation S-X. If you believe such presentation is not required, please advise.

Consolidated Statements of Cash Flows, page 29

5. We note that you have two different subtotals in the operating section captioned "net cash provided by (used in) continuing activities." In future filings, to make the presentation less confusing please revise this caption where it appears the second time to call it net cash provided by (used in) operating activities, if
this is in fact what this second subtotal represents.   Please
also
remove the subtotal captioned "net cash provided by (used in) continuing activities before changes in non-cash working capital items." This subtotal is prohibited on the face of the financial statements. Refer to Item 10(e)(1)(ii)(C) of Regulation S-K.

6. In future filings please disclose in your supplemental schedule of non-cash investing and financing activities reductions in the principal amount of long-term debt resulting from the application of preferred pricing receivables against the loan amounts.

Notes to Consolidated Financial Statements

Note 1.  Description of the Company and Summary of Significant
Accounting Policies

Revenue Recognition, page 33

7. In future filings please revise to also disclose your revenue recognition policy for the administration and other fees earned under your affiliated network agreements.

Note 5.  Business Acquisitions, page 37

8. Please help us understand the value to you of acquired patient files and the basis for recording a related intangible asset.
Also
support for us your assumption that patient files and customer list intangibles have useful lives of 15 years.

Note 19. Segments, page 54

9. In future filings please revise your disclosure to indicate what else, besides general and administrative expenses, is excluded from income (loss) from operations at the segment level. In this regard, please note that your disclosures should provide a reconciliation from total segment income (loss) from operations to consolidated income (loss) from operations. Providing one reconciling item labeled "corporate" is not a sufficient reconciliation. Refer to paragraph 32 of SFAS 131.

10. Based on your disclosure, we understand that you sell several
types of products and services.   In future filings please provide
revenue disclosures by product and service group as required by paragraph 37 of SFAS 131. In particular, it appears that revenue disclosures for each period presented for the following products and services may be applicable:
o Audiological products -
o Hearing aids
o Assistive living devices
o Audiological services -
o Hearing testing
o Hearing aid selection and fitting
o Aural rehabilitation and follow-up care
o Standardized reporting and physician communications
If you believe that other product or service categories are more appropriate, please advise.

		Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing your responses to our comments. Please file your response letter on EDGAR as a correspondence file.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

       In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

		In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	If you have any questions regarding these comments, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, direct your questions to Robyn Manuel at (202) 551-3823.
Any other questions may be directed to me at (202) 551-3843.


							Sincerely,



							George F. Ohsiek, Jr.
							Branch Chief



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Mr. Gino Chouinard
Executive Vice President and Chief Financial Officer
Hear USA, Inc.
May 10, 2005
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